U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Liquidpure Corp.
                        --------------------------------
                 (Name of Small Business Issuer in its charter)

                                    Delaware
                        --------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   98-0231607
                        --------------------------------
                      (I.R.S. Employer Identification No.)

                         Suite 1650 - 200 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3L6
                  --------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (604)689-3355
                        --------------------------------
                           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act: __
                                        -
          Securities to be registered under Section 12(g) of the Act: X
                                      ----

              Title of each class to be so registered: Common Stock Name of each exchange on which each class is to be registered:

To simplify the language in this Registration Statement, Liquidpure Corp. is referred to herein as "We," the "Company," or the "Corporation."

                                     PART I
                                     ------

                                     ITEM 1
                                     ------
                             DESCRIPTION OF BUSINESS
                             -----------------------

GENERAL
-------

We are filing this Form 10-SB on a voluntary basis in order to make our financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. We anticipate filing an information statement with a sponsoring NASD Broker-Dealer for listing of our common stock on the OTC Electronic Bulletin Board upon completion of the comment period for this Form 10-SB filing.

We believe that by filing such Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act as well as listing our common stock on the OTC Electronic Bulletin Board, we can attract the financing necessary to implement our plan of business. We believe that investors risking venture capital may require our common stock to be publicly quoted prior to their investing, and that the existence of such a market will reduce our cost of obtaining venture capital. There is no assurance that these assumptions are correct.

BUSINESS DEVELOPMENT
--------------------

We were incorporated in the State of Delaware on March 31, 1999 as Bullet Environmental Systems, Inc. and on May 25, 2000 we changed our name to Liquidpure Corp. Liquidpure was incorporated for the purpose of manufacturing and marketing potable and waste-water treatment systems to various commercial, agricultural, and industrial markets. In July of 2000 we received our initial funding from the sale of our common stock to investors.

We have not commenced any operational activities other than initial corporate formation and capitalization, the selection and acquisition of our domain name, www.liquidpure.com and the acquisition of a licence to produce or sub-licence the manufacture and or use of an aeration device known as the "Bullet".

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER
------------------

Liquidpure's principal business will be the manufacture and sale of potable and waste-water treatment solutions to commercial, agricultural, and industrial markets. These markets include, but are not limited to, the food and beverage, pharmaceutical, livestock, and municipal waste-water industries. We also anticipate marketing our technology to developing nations for the purpose of gray and potable water treatment.

Principal Products or Services and their Markets
------------------------------------------------

Our sole product is the Bullet, an aeration device that dissolves gases into liquids at extremely low pressures thereby enhancing the gas-to-liquid interface and dramatically increasing the overall efficiency and rate at which low solubility gases dissolve into liquids.

It is our intention to concentrate our efforts on the manufacture and sale of the Bullet as a stand alone solution, however, we may in the future consider providing complete engineering solutions for large scale waste-water treatment projects.

Although the potential market for the Bullet spans numerous industries, we plan to direct our sales and marketing efforts at the food and beverage, livestock, and potable water industries.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or
------------------------------------------------------------------------------
Labor Contracts, Including Duration
-----------------------------------

We own our Internet domain name and we plan to apply for U.S. trademark protection upon obtaining adequate financing. Additionally, our core technology, the Bullet, is Patent Pending (application number 2249946 filed October 13, 1998, "Method and Apparatus for Controlling the Mixing of Fluids") and we will require additional funding in order to continue to pursue the issuance and potential defense of our technology rights.

We currently have no licensees, franchisees, nor labor contracts.

In May of 2000 we took an assignment from Century Capital Management Ltd., a company controlled by our former director and officer, of Century Capital's rights to a License Agreement dated October 13, 1998 between Century Capital and Aquasol Technologies Inc. The License Agreement grants us the right to receive all information with respect to the Bullet from Aquasol Technologies Inc. and to use this data, together with the information contained in the filed patent application, for the purpose of producing or licensing production of the Bullet. However, we are prohibited from using the Bullet in oil and gas applications and swimming pool application in Australia as Aquasol Technologies Inc. had already granted exclusive licenses in these areas.

In consideration of the assignment of the Bullet License from Century Capital, we have paid to Century Capital the sum of $1,000 and have agreed to pay to Century Capital the following royalties:

         (a) 3% of the gross sale price (or lease, rental or other like charge) due on account of each and every Bullet product sold by us; and

         (b) 2.5% of any and all royalties or fees of any nature (including, without limitation, processing royalties) on account of all sales, leases or other dispositions of any kind whatsoever of the Bullet product by us.

Need for Government Approval of Principal Products or Services
--------------------------------------------------------------

We are not required to apply for or have any government approval for our proposed products or services.

Effect of Existing or Probable Governmental Regulations on the Business
-----------------------------------------------------------------------

We are not currently subject to direct federal, state, provincial or local regulation other than regulations applicable to businesses generally.

Estimate of the Amount Spent During Each of the Last Two Fiscal Years on
------------------------------------------------------------------------
Research and Development Activities, and if Applicable the Extent to Which the
------------------------------------------------------------------------------
Cost of Such Activities are Borne Directly by Customers
-------------------------------------------------------

Since inception, we have not expended any funds for research and development costs.

Costs and Effects of Compliance with Environmental Laws
-------------------------------------------------------

We have not expended any funds for compliance with environmental laws and do not anticipate our business plan will encompass any such compliance requirements.

Number of Total Employees and Number of Full Time Employees
-----------------------------------------------------------

We currently have no full-time employees and one part-time employee, Amar Bahadoorsingh, who is our sole officer and director. Mr. Bahadoorsingh is involved in other full-time business activities and participates in the running of the Company on a part-time basis as needed. Hiring of other management, staff and consultants will occur incrementally as funds become available and the need arises. We have no collective bargaining agreements or employment agreements in existence.

REPORTS TO SECURITY HOLDERS
---------------------------

Our bylaws do not require the delivery of an annual report to our shareholders and we have no present plans to provide an annual report to our shareholders. As stated at the beginning of this filing on page 2, we are voluntarily filing this Form 10-SB in order to make our financial information equally available to any interested parties or investors. We will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. We anticipate we will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts this original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will be required to file current reports and proxy and information statements from time to time as required.

The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

RISKS
-----

While our management believes its estimates of projected occurrences and events are reasonable, there can be no guarantees or assurances that the results anticipated will occur. Despite our management's belief that we can effectively compete, our ability to succeed will depend upon a number of factors, including our ability to secure funding through a private placement, the successful recruitment of highly skilled and experienced technical sales people, and general industry acceptance of our new technology and processes.

Investors in our securities should be particularly aware of the inherent risks associated with our planned business. These risks include a lack of equity funding and our size compared to the size of our competitors. Although our management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with our plan of business, there can be no assurance that such efforts will be successful. Our management has no liquidation plans should we be unable to receive funding. Should we be unable to implement our business plan, our management would investigate all options available to retain value for the shareholders. Among the options that would be considered are the acquisition of another product or technology, or a merger with or acquisition of another business entity that has revenue and/or long-term growth potential. However, we have no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

We plan to grow rapidly and this growth is likely to place a significant strain on our resources and systems. The failure to maintain financial control systems, to recruit qualified staff or to respond effectively to difficulties encountered during expansion could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's systems and controls or staff will be adequate. To manage our growth, we must implement systems and train and manage our future employees.

Our performance and future operating results are substantially dependent on the continued service and performance of our current management. We intend to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of our current management or the inability to attract and retain the necessary technical and marketing personnel could have a material adverse effect upon our business, financial condition, operating results and cash flows. Our success also depends on developing a highly trained sales force. We will need to hire additional personnel as our business grows. A shortage in the number of trained salespeople could limit our ability to establish sales.

Our current officer, Mr. Bahadoorsingh, is our sole officer and director and has control in directing our activities. He is involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available to Mr. Bahadoorsingh, he may face a conflict of interest. We have not formulated a plan to resolve any conflicts that may arise. While the Company and our sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, he has advised the Company that he will limit his roles in all other business activities to the role of a passive investor and devote his full time services to the Company after we raise capital of $500,000 through the sale of securities through a private placement and are able to provide adequate salaries.

Our management plans to hire technical sales engineers as well as additional management, marketing, and administrative personnel. Failure to establish these relationships would have a material adverse effect upon our plan of business.

We do not have any operating history upon which you may evaluate us. Our revenue model is untested. In the future, we hope to generate revenue from the sale of stand-alone aeration hardware and complimentary engineering services. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

To date, we have not generated any revenue. We may never generate revenue or become profitable or, if we become profitable, we may be unable to sustain profitability. We expect to incur significant losses for the foreseeable future. Our lack of operating history makes predicting our future operating results, including operating expenses, difficult. We plan to generate revenue from the sale of stand-alone aeration hardware and complimentary engineering services. If we do not generate revenue from the sale of stand-alone aeration hardware and complimentary engineering services, our business, financial condition and operating results would be materially adversely affected. To generate significant revenues, we will have to raise additional financing and successfully recruit additional management, sales and marketing, and administrative and technical personnel. Further, in order for the Company to generate significant revenues, the industries to which the Company plans to market its products and services must continue to grow.

If the Company's target market does not grow or grows slower than expected, our business will suffer. Our long-term success depends on acceptance of the Company's technology within the food and beverage, livestock, potable and waste-water industries.

A number of factors could prevent such acceptance, including the following: failure by the Company to mitigate to its potential customers the cost of converting to the Bullet technology; failure to secure a patent for the Bullet technology; failure to convince customers to switch from their existing solutions to a new technology with limited field testing; or failure to secure sufficient funding to market our technology against that of much larger and better established competitors.

Our business depends on our ability to successfully demonstrate the technical superiority of our products and technology through field testing and the construction of a pilot plant. In order for us to construct a pilot plant, we must raise sufficient capital to fund construction costs and attract and retain engineers to construct, install, and operate the pilot plant.

COMPETITION
-----------

Proprietary rights are important to our success and our competitive position. We have not applied for any trademarks, though we intend to do so in the future. There is no guarantee that our applications, when made, will be accepted. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries.

Our competitors may develop technology or products that are superior to, or achieve greater market acceptance than, our technology and products. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results will be adversely affected.

Virtually all of our competitors have greater brand recognition and greater financial, marketing and other resources than ours. This places us at a disadvantage in responding to our competitors' technological advances, strategic partnerships, pricing strategies, and initiatives.

                                     ITEM 2
                                     ------
                                PLAN OF OPERATION
                                -----------------

Our current cash balance is approximately $11,000. Our management believes the current cash balance is sufficient to fund the current minimum level of operations through December 2000, however, in order to advance our business plan we must raise capital through the sale of equity securities. To date, the Company has sold $26,482 in equity securities and used approximately $3,400 for management fees, $5,350 for consulting fees, $2,500 for professional fees, $3,300 for rent and other office expenses, and $1,000 for licenses. Sales of our equity securities have allowed the Company to maintain a positive cash flow balance.

Our plan of business encompasses the following steps.

         o Raise capital of $500,000 through the sale of equity securities via a private placement during months one through six.

         o Recruit two technical sales engineers, at an annual base salary of $30,000 each, and one process engineer, at an annual salary of approximately $60,000, during months five through seven.

         o Engage a contract manufacturing firm to construct a pilot plant as well as a small inventory of various sizes of the Bullet aeration device at a cost of $200,000.

         o Initiate a national sales and marketing campaign to secure product sales.

Management has made initial progress in implementing its business plan by registering its Internet domain name, www.liquidpure.com, requesting detailed technical information on the Bullet from Aquasol Technologies Inc., sourcing contract manufacturing firms for the construction of its product line, and formulating the search criteria for technical sales engineers. We will only be able to continue to advance our business plan after we receive capital funding through the sale of equity securities. After raising capital, our management intends to engage an executive recruiting firm to assist in the search for sales and technical personnel, hire administrative personnel, purchase computer and office equipment and furniture, and construct a pilot plant.

We do not anticipate generating positive cash flow during our first year of operations and, therefore, anticipate utilizing our equity capital to fund the development and implementation of our business plan.

We will face considerable risk in each of our business plan steps, such as difficulty in attracting and retaining highly skilled and experienced employees within our budget, difficulty in locating a pilot plant contractor, market resistance to our new technology, and a shortfall in funding due to our inability to raise capital in the equity securities market. Further, if no funding is received during the next twelve months, we will be forced to rely on our existing cash in the bank and funds loaned by management. Our management has no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, we may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. We plan to purchase approximately $50,000 in furniture, computers, and software during the next twelve months from proceeds of our equity security sales. Our business plan provides for an increase to seven employees during the next twelve months.

                                     ITEM 3
                                     ------
                             DESCRIPTION OF PROPERTY
                             -----------------------

We currently operate out of space located at Suite 1650 - 200 Burrard Street, Vancouver, British

Columbia, Canada V6C 3L6. The space is a total of 250 square feet and is rented on a monthly basis at a cost of approximately $360 per month. We believe that this space is sufficient at this time and we plan to seek additional space upon completion of an equity financing.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

We do not intend to have any materially important properties. We are not subject to any competitive conditions for property and currently have no property to insure.

                                     ITEM 4
                                     ------
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

As of November 3, 2000 there were 10,568,200 shares of our common stock, $0.0001 par value outstanding. The following tabulates holdings of shares of the Company by each person who, as of November 3, 2000, holds of record or is known by us to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners:

Title of Class             Name & Address                       Amount              Nature          Percent
Common Stock               Amar Bahadoorsingh                   7,000,000           Direct            66.24%
                           c/o Sichenzia, Ross &
                              Friedman LLP
                           135 West 50th Street, 20th Fl
                           New York, NY 10020

Security Ownership                                              7,000,000                             66.24%
of Management:

Change of Control
-----------------

On November 3, 2000 Amar Bahadoorsingh was appointed Director, President, Secretary and Treasurer of the Company and Brett Walker resigned as Director, President, Secretary and Treasurer. Brett Walker sold his 7,000,000 shares of the common stock of the Company, par value $0.0001, to Mr. Bahadoorsingh for $700.

                                     ITEM 5
                                     ------
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
          ------------------------------------------------------------

Amar Bahadoorsingh, 29 years of age, is our only director. Mr. Bahadoorsingh has served in this capacity since November 3, 2000 and his term expires at the next annual meeting declared by our Board of Directors when successors are elected and qualified. Mr. Bahadoorsingh is also our sole officer, holding the positions of President, Secretary and Treasurer since November 3, 2000 and his terms expire when successors are elected and qualified.

Mr. Bahadoorsingh was a Vice President of 9278 Communications, Inc. since June 2000 and a director since December 1999. He was President from December 1999 to June 2000. Prior to the merger between iLink Telecom, Inc. and 9278 Distributors Inc., he was Chief Executive Officer, President, Secretary and Director of iLink Telecom, Inc. beginning in February 1999. Prior to this, Mr. Bahadoorsingh was the Corporate Finance Director for Insync Securities Ltd., from August 1997 through December 1998. Before this Mr. Bahadoorsingh was President of ABDE Holdings Ltd. from April 1992 through July 1997. Mr. Bahadoorsingh holds a Masters of Business Administration degree from Queen's University in Ontario, Canada, with a focus on management and marketing strategy.

We currently have no significant employees and none are anticipated. There are no family relationships among our directors, executive officers, or nominees for such positions. Our directors and executive officers, promoters or control persons have not been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

                                     ITEM 6
                                     ------
                             EXECUTIVE COMPENSATION
                             ----------------------

Name                 Position    Year      Salary    Bonus      Other    Stock    Options    L/TIP   All Other
Amar
  Bahadoorsingh      President   2000      0
Brett Walker         President   2000      $3,375       0         700       0         0        0          0
Andrew Hromyk        President   2000      0            0         0         0         0        0          0
                                 1999      0            0         0         0         0        0          0

We have no employment agreement with our executive officer. Our former executive officer, Brett Walker, was been paid a management fee of $675 per month from June to October of 2000.

                                     ITEM 7
                                     ------
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

We have issued shares of our common stock to the following persons during the past two years, who are or were affiliated with Liquidpure:

         o In March 1999 we issued 1,000,000 shares of our common stock to Century Capital Management Ltd., a company controlled by our former president and director, for $100. In August 1999 Century Capital disposed of 500,000 of these shares to one entity who is not affiliated with Liquidpure.

         o In October 1999 we issued 7,000,000 shares of our common stock to Brett Walker, our sole officer and director, for services rendered valued at $700.

         o In November 2000 Brett Walker sold 7,000,000 shares of our common stock to Amar Bahadoorsingh for $700.

Save and except as disclosed herein we have not entered into and do not intend to enter into any transactions with our management or any nominees for such positions. We have not entered into and do not intend to enter into any transactions with beneficial owners of more than 5% of our issued and outstanding share capital. Since inception, we have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, our management may face a conflict in selecting between the Company and their other business interests. We have not formulated a policy for the resolution of such conflicts. While the Company and our sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, he has advised the Company that he will limit his roles in all other business activities to the role of a passive investor and devote his full time services to the Company after we raise capital of $500,000 through the sale of securities through a private placement and are able to provide adequate salaries.

                                     ITEM 8
                                     ------
                            DESCRIPTION OF SECURITIES
                            -------------------------

The following statements constitute brief summaries of our Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Stock
------------

Our Certificate of Incorporation authorizes us to issue up to 30,000,000 common shares, $0.0001 par value per common share. There are currently 10,568,200 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Preferred Stock
---------------

Our Certificate of Incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, $0.0001 par value per share. There are currently no shares of preferred stock outstanding. Our Certificate of Incorporation provides that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by the Delaware statutes, to fix by resolution the voting power, designations, preferences and relative participation, special rights and the qualifications, limitations or restrictions of the shares of any series so established.

The provisions of our Certificate of Incorporation relating to preferred stock allow our directors to issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to our common stock. The issuance of preferred stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our Certificate of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

Debt Securities
---------------

We have not issued debt securities.

                                     PART II
                                     -------

                                     ITEM 1
                                     ------
                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                -------------------------------------------------
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
                   -------------------------------------------

Market Information
------------------

There is no established public trading market for our securities. However, in the next six months we plan to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers, Inc. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

Our share capital is not subject to outstanding options or warrants to purchase, or securities convertible into, our share capital.

7,000,000 shares of our outstanding common stock are held by our sole director and officer, Amar Bahadoorsingh, and are restricted securities. In addition, 1,000,000 shares of our outstanding common stock were issued in reliance upon the exemption provided by section 4(2) of the Securities Act and are restricted securities. The remaining 2,568,200 shares of our outstanding common stock are held by non-affiliates. The restricted securities (as defined under Rule 144 of the Securities Act) may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, directors, executive officers and persons or entities they control or who control them may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and rules regarding the availability of public information about us.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

We have no plans to register any of our securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

Holders
-------

As of the date of this registration, we had 25 holders of record of our common stock. We currently have one class of common stock outstanding and no preferred stock outstanding.

Dividends
---------

We have not paid any dividends since our inception. We have no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

                                     ITEM 2
                                     ------
                                LEGAL PROCEEDINGS
                                -----------------

We are not a party to any legal proceedings or pending legal proceedings. We are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

                                     ITEM 3
                                     ------
                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

Since inception of the Company, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. N.I. Cameron Inc., Chartered Accountants, have audited our financial statements for the period ending July 31, 2000.

                                     ITEM 4
                                     ------
                     RECENT SALES OF UNREGISTERED SECURITIES
                     ---------------------------------------

On March 31, 1999 we issued 1,000,000 shares of our common stock to Century Capital Management Ltd., a company controlled by our former director and officer, for cash proceeds of $100.00. On October 31, 1999, we issued 7,000,000 shares of our common stock to Brett Walker, our sole director and officer in exchange for services rendered valued at $700.00. On November 3, 2000 7,000,000 shares of our common stock were sold by Brett Walker to Amar Bahadoorsingh for $700. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by virtue of being transactions not involving any public offering. On July 18, 2000 we issued 2,568,200 shares of our common stock to 22 investors in exchange for $25,682. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act by virtue of being a limited offer and sale of securities not exceeding $1,000,000.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

                                     ITEM 5
                                     ------
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

Our Certificate of Incorporation provides that no director of the Company shall have liability to the Company or our shareholders or to any other security holders for monetary damages for breach of a fiduciary duty as a director; provided, however, that such provisions shall not eliminate or limit the liability of a director to the Company or to our shareholders or other security holders for monetary damages for: (i) any breach of the director's duty of loyalty to the Company or to our shareholders or other security holders; (ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law by such director; (iii) acts by such director as specified by the Delaware General Corporation Law; or (iv) any transaction from which such director derived an improper personal benefit.

No officer or director shall be personally liable for any injury to any person or property arising out of a tort committed by an employee of the Company giving rise to the injury or unless such officer or director committed a criminal offense. The protection afforded in the preceding sentence shall not restrict other common law protections and rights that an officer or director may have.

At this time, no statute or provision of Certificate of Incorporation, the Bylaws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of the Company which would affect his or her liability in that capacity.

                                    PART F/S
                                    --------

The audited financial statement of the Company for the period ended July 31, 2000 and related notes which are included in this registration statement have been examined by N.I. Cameron Inc.,

Chartered Accountants, and have been included in reliance upon the opinion of such accountants given upon their authority as experts in auditing and accounting.

                                    PART III
                                    --------

                                    EXHIBITS
                                    --------

INDEX TO EXHIBITS                                                                           PAGE
-----------------                                                                           ----
Exhibit 1         Underwriting Agreement                                                     N/A

Exhibit 2         Plan of Acquisition, Reorganization, Arrangement,
                  Liquidation, Etc.                                                          N/A

Exhibit 3         Certificate of Incorporation (as amended)                                  Previously filed
                  Bylaws                                                                     with Form 10-SB

Exhibit 4         Instruments Defining the Rights of Security Holders                        Above

Exhibit 5         Voting Trust Agreement                                                     N/A

Exhibit 6         Assignment Agreement Bullet License                                        Previously filed
                                                                                             with Form 10-SB

Exhibit 7         Letter on Accountant Change                                                N/A

Exhibit 8         Information on Subsidiaries                                                N/A

Exhibit 9         Power of Attorney                                                          N/A


                                   SIGNATURES
                                   ----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               /s/ AMAR BAHADOORSINGH
                                               ----------------------
                                               By:  Amar Bahadoorsingh
                                               Title: President
                                               Date: 11/9/00



                                       17